SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

Cinedigm Corp.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

172406 209
(CUSIP Number)

Christopher J. McGurk
Cinedigm Corp.
902 Broadway, 9th Floor
New York, NY 10010
 (212) 206-8600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172406 209	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher J. McGurk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 761,740*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 761,740*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,740*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14.		TYPE OF REPORTING PERSON IN
*  Includes 600,000 shares issuable upon the exercise of stock options, of which 550,000 are currently exercisable and 50,000 become exercisable on March 31, 2017.

CUSIP No. 172406 209	13D	Page 3 of 4 Pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 1") amends the Schedule 13D filed on March 25, 2015 [File Number 005-79352] (the "Original Schedule 13D" and as amended by this Amendment No. 1, the "Schedule 13D"), on behalf of the Reporting Person named in Item 2(a) thereof. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged.  All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Original Schedule 13D. Unless otherwise stated, the amounts in this Amendment No. 1 reflect the 1-for-10 reverse stock split of the Common Stock effected on May 9, 2016.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph:

On May 20, 2016, the Reporting Person acquired 125,000 shares of Common Stock from the Issuer valued at $0.20 per share (as of March 31, 2016, on a pre-split basis), as payment of a retention bonus due to the Reporting Person pursuant to his employment agreement with the Issuer. As a result, the Reporting Person owns a total of 161,740 shares of Common Stock which, together with the Reporting Person's options to purchase 600,000 shares of Common Stock, equals 9.1% of the outstanding shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

    (a)-(b)     As of the date hereof and as more fully described in Item 3 above, the Reporting Person may be deemed to be the direct beneficial owner of an aggregate of 761,740 shares of Common Stock over all of which securities he has sole voting and dispositive power.

The 761,740 shares of Common Stock beneficially owned by the Reporting Persons represent 9.0% of the issued and outstanding shares of Common Stock based on 7,700,614 shares of Common Stock outstanding as provided by the Issuer.

(c)           Except as set forth below, there have been no transactions in the securities of the Issuer by any of the Reporting Persons during the past sixty days:

Date	Security	Amount Acquired (Disposed)	Price	Where Transaction Effected
5/20/16	Common Stock	125,000	$0	Grant from Issuer

    (d)           None.

CUSIP No. 172406 209	13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 20, 2016
/s/ Christopher J. McGurk
Christopher J. McGurk